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SEC FILE NUMBER
8-41206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12-31-2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Tavenner Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4910 Old Mechanicsburg Road
(No. and Street)

Springfield	OH	45502
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Tavenner	937-399-9663	tom@tavennerco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA, P.C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Road Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

04/25/2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Tavenner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Tavenner Company, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

Christopher B Haycox
Notary Public - State of Ohio
My Commission Expires 02/28/2029

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE TAVENNER COMPANY
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2024
With
Report of Independent
Registered Public Accounting Firm



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
The Tavenner Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Tavenner Company (the Company) as of December 31, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Tavenner Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Jerome Davies, CPA, P.C

Marietta, Georgia
March 20, 2025

THE TAVENNER COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

<u>ASSETS</u>

Assets:		
Cash	$	30,421
Accounts receivable		53,396
Fixed assets (net of accumulated depreciation of $32,370)		1,619
Prepaid expense		10,000
Total Assets	$	95,436

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Liabilities:		
Commissions payable	$	32,744
Total Liabilities		32,744
Stockholder's Equity:		
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		-
Additional paid-in capital		18,315
Retained earnings		44,377
Total Stockholder's Equity		62,692
Total Liabilities and Stockholder's Equity	$	95,436

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenue:		
Commissions	$	539,347
Reimbursements and fees from representatives		54,034
Interest		68
Total revenue		593,449
Expenses:		
Commissions		303,388
Compensation and Benefits		112,380
Occupancy and equipment		42,845
Communications and technology		17,444
Other		100,308
Total expenses		576,365
Net income	$	17,084

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2023	$ -	18,315	38,293	56,608
Distributions			(11,000)	(11,000)
Net income			17,084	17,084
Balance at December 31, 2024	$ -	18,315	44,377	62,692

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows from Operating Activities

Net Income	$	17,084

Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation	845

Net Changes in Operating Assets and Liabilities:

Accounts receivable	(4,294)
Prepaid expense	305
Accrued expenses	(518)
Commissions payable	2,423
Net Cash provided by Operating Activities	15,845

Cash Flows from Financing Activities

Distributions	(11,000)
Net cash used in Financing Activities	(11,000)

Net Increase in Cash		4,845
Cash, beginning of year		25,576
Cash, end of year	$	30,421

The accompanying notes are an integral part of these financial statements.

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Nature of business
The Tavenner Company (the "Company") is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio. The Company limits it's business activity exclusively to selling variable life insurance or annuities, mutual funds on an application basis, and Municipal securities broker limited to 529 college plans only, and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities for or to customers.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
Cash consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Accounts receivable
Accounts receivable primarily consists of trade receivables from brokerage services related to customer investments in mutual funds, insurance and variable annuities. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review of uncollectible amounts is based on an analysis of the Company's collections experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable no allowance for credit losses is considered necessary.

Fixed assets
Fixed assets consist of furniture and office equipment and are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets, generally 5 to 7 years.

Operating lease
The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Revenue Recognition
The Company recognizes revenue from contracts with customers pursuant to ASC 606 Revenue from Contracts with Customers. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer.

The Company receives commission income for brokerage services related to customer investments in mutual funds, insurance and annuity contracts.

The Company receives commissions from the sale of mutual funds and annuities that may be paid up

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):**

front, overtime, upon the investor's exit (that is, a contingent deferred sales charge, as applicable), or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date (date of issuance for annuities). Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty may be dependent on the value of the security at future points in time and/or the length of time the investor remains in the security both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the security and/or the investor activities are known, which are usually monthly or quarterly.

The Company recognizes commissions revenue upon issuance or renewal of insurance policies as this satisfies the only performance obligation identified by the Company.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements considered events through the date the financial statements were issued.

2. **INCOME TAXES:**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay income taxes. Rather, the stockholder is liable for the individual income taxes on the Company's taxable income.

3. **RELATED PARTY TRANSACTIONS:**

The Company's sole stockholder also controls an insurance company (the "Affiliate"). The Company leases office space and equipment on a month-to-month basis pursuant to an informal agreement between the Company and the Affiliate. The amounts expensed in connection with this agreement was $42,000 for 2024.

The Company has an expense sharing agreement with the Affiliate where the Company is allocated it's share of expenses incurred for office expenses and other services, and paid on its behalf. This allocation is based on the relative amount of time and resources incurred by each company. The amount expensed for these charges was $11,842 for 2024. Under the expense sharing agreement the Company is also allocated its share of expenses for compensation of shared personnel which amounted to $112,380 for 2024.

There were no amounts payable to the Affiliate as of December 31, 2024.

The financial position and results of operations could differ if the above transactions were not with an affiliated entity.

4. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $30,408, which was $25,408 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2024 was 1.08 to 1.0.

5. **COMMITMENTS AND CONTIGENCIES:**

The Company has no commitments or contingencies that require disclosure as of December 31, 2024.

6. **CONCENTRATIONS:**

Revenue from two product providers were individually greater than 10% of total revenue and in the aggregate represented approximately 40% of total revenue. Accounts receivable from four product providers were individually greater than 10% of accounts receivable and in the aggregate represented approximately 69% of accounts receivable.

7. **SEGMENT REPORTING:**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services as noted in the "Nature of business" section of Note 1. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

THE TAVENNER COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2024

Computation of Net Capital

Total Stockholder's Equity	$	62,692
Less: Nonallowable Assets		(32,271)
Tentative net capital		30,421

Haircuts on securities

Certificate of deposit		(13)
Net Capital	$	30,408

Computation of Excess Net Capital

Net Capital as Calculated Above	$	30,408
Net Capital Requirement		(5,000)
Excess Net Capital	$	25,408

Computation of Aggregate Indebtedness to Net Capital

Aggregate Indebtedness	$	32,744
Net Capital as Calculated Above		30,408
Ratio of Aggregate Indebtedness to Net Capital		1.08 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm.

THE TAVENNER COMPANY
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, in reliance upon footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

THE TAVENNER COMPANY
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, in reliance upon footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
The Tavenner Company

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) The Tavenner Company (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the year ended December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Jerome Davies, CPA, P.C.

Marietta, Georgia
March 20, 2025



The Tavenner Company's Exemption Report

The Tavenner Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Broker or dealer selling variable life insurance or annuities (2) Mutual fund retailer on an application basis (3) Municipal securities broker limited to 529 college plans only, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Thomas J. Tavenner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________

Title: President

3-19-25
____

Securities Offered Through The Tavenner Company
Address: 4910 Old Mechanicsburg Road, Springfield Ohio 45502 **Voice**: 800-543-6922 **Fax**: 866-271-8172
The Tavenner Company is an Ohio-Based Securities Broker Dealer And Insurance Agency
FINRA CRD # 18004 Ohio Insurance License# 32188 Member FINRA/SIPC/MSRB
Other State Affiliations/Licensure Available on Request